Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(25,370)	$(17,443)	$(13,400)	$(13,276)	$10,409	$(1,044)	$12,233
Fixed charges - per below	47,831	44,539	46,626	44,329	44,109	22,292	25,598
Less:
Capitalized interest	(73)	(132)	(82)	(185)	(851)	(194)	(541)

Earnings before fixed charges	22,388	26,964	33,144	30,868	53,667	21,054	37,290

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	47,608	44,257	46,394	43,994	43,108	22,023	24,982
Capitalized interest	73	132	82	185	851	194	541
Estimate of interest within rental expense	150	150	150	150	150	75	75

Total Fixed Charges	47,831	44,539	46,626	44,329	44,109	22,292	25,598

Income allocated to preferred shareholders	-	-	1,218	6,008	6,008	3,004	3,004
Total combined fixed charges and preferred distributions	47,831	44,539	47,844	50,337	50,117	25,296	28,602

Ratio of earnings to fixed charges (a)	0.47	0.61	0.69	0.61	1.07	0.83	1.30

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2009, 2010, 2011 and 2012 and in the six months ended June 30, 2013, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $25.4 million, $17.6 million, $14.7 million, $19.5 million and $4.2 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2009, 2010, 2011 and 2012, and in the six months ended June 30, 2013, respectively.